FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated February 1, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-178202 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the fourth quarter of 2012.

2.  Table of unaudited consolidated capitalization of the Registrant at December 31, 2012 (attached as Exhibit 99.2 herto).

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 1, 2013

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

SEK

Year-end Report 2012

January-December 2012

•                  Net interest revenues amounted to Skr 1,879.9 million (12M11: Skr 1,870.8 million)

•                  Operating profit amounted to Skr 824.4 million (12M11: Skr 1,889.1 million)

•                  After-tax return on equity amounted to 5.0 percent (12M11: 10.5 percent)

•                  Operating profit excluding unrealized changes in fair value amounted to Skr 1,652.6 million (12M11: Skr 1,847.6 million)

•                  New lending to, and for, Swedish exporters during 2012 amounted to Skr 56.2 billion (12M11: Skr 51.2 billion)

•                  The outstanding volume of offers for loans at the end of the period amounted to Skr 59.5 billion (Skr 64.3 billion at year-end 2011)

•                  The common equity Tier-1 capital adequacy ratio was 19.8 percent at the end of the year (18.9 percent at year-end 2011)

•                  Basic and diluted earnings per share for 2012 amounted to Skr 177.6 (12M11: Skr 350.8)

•                  The Board of Directors has resolved to propose at the Annual General Meeting that a dividend of Skr 212.6 million be paid, which represents 30 percent of net profit after tax.

Fourth quarter of 2012

•                  Net interest revenues for the fourth quarter amounted to Skr 413.8 million (4Q11: Skr 530.2 million)

•                  Operating profit for the fourth quarter of 2012 amounted to Skr 234.1 million (4Q11: Skr 678.9 million)

•                  Operating profit excluding unrealized changes in fair value for the fourth quarter of 2012 amounted to Skr 259.4 million (4Q11: Skr 739.9 million)

•                  Basic and diluted earnings per share for the fourth quarter of 2012 amounted to Skr 74.3 (4Q11: Skr 121.1)

2012

For the period
01/01/12 – 31/12/12
Download the report at www.sek.se

Statement of the president

High demand

SEK experienced a high rate of activity throughout the year, assisting Swedish exporters with financing amounting to Skr 56.2 billion. This was the second-highest volume ever.

Demand was particularly high for export credits to exporters’ customers, which amounted to Skr 38.7 billion. Many buyers of Swedish exports are looking for financing, resulting in a high volume of end-customer finance. The high volumes have also been affected by some banks’ reduced willingness to provide finance. Direct finance to exporters totaled Skr 17.6 billion.

These high volumes are also based on cooperation with other financial market operators. A key factor in SEK’s ability to deliver competitive financial solutions to clients is its wide network of contacts with banks. In 2012, there were many large and technically difficult transactions that required cooperation with a number of banks, where the banks have, among other things, structured the deal and contributed their contacts, and SEK has extended export credits.

Our assessment is that banks during 2012 have not used their balance sheets for lending to the same extent as before and that a credit crunch may therefore gradually be felt. Such a credit crunch could jeopardize customers’ access to finance and lead to increased costs for companies or, worse still, that transactions could not be finalized. As an organization with a complementary role to the banks, SEK monitors the development of companies’ access to finance for business.

During 2012 SEK celebrated its 50th anniversary. Throughout the past 50 years SEK has assisted Swedish exports with financing, in good times and bad, and has consequently contributed to the strong development of the Swedish export industry. Our aim for 2013 is to support our clients even more.

During late autumn it was revealed that a consultant contracted by SEK, also married to SEK’s Risk Control Manager at the time, had hidden that she was sentenced for economic crimes. SEK hired PwC as an independent party to audit the case. As a result of what had happened and recommendations from the independent party, SEK has taken measures to reduce the risk that similar events could happen in the future.

We believe SEK’s underlying operations are performing well. Net interest revenues amounted to Skr 1,879.9 million, compared with Skr 1,870.8 million in 2011. Operating profit amounted to Skr 824.4 million (2011: Skr 1,889.1 million).The decrease in operating profit was primarily due to unrealized changes in fair-value. These unrealized changes in fair-value are partly due to a decrease in SEK’s cost of new borrowing over the period, resulting in outstanding debt increasing in value, which has a negative impact on operating profit. Our assessment is that unrealized changes in fair value might continue to be relatively large depending on the market development. At the same time, new regulations will cause our transactions to require additional capital. Operating profit (excluding unrealized changes in fair value) for 2012 amounted to Skr 1,652.6 million (2011: Skr 1,847.6 million). The return on equity after tax for 2012 was 5.0 percent (2011: 10.5 percent).

The operating profit for the fourth quarter amounted to Skr 234.1 million (4Q11: Skr 678.9 million). The decrease in net result of financial transactions for the fourth quarter was mainly due to a realized gain in 2011 on the sale of a receivable.

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis to the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

Unaudited (except for Jan- Dec. 2011)

	Oct-Dec, 2012	Jul-Sep, 2012	Oct-Dec, 2011	Jan-Dec, 2012	Jan-Dec, 2011
Amounts (other than %) in mn	Skr	Skr	Skr	Skr	Skr
Results
Net interest revenues	413.8	455.6	530.2	1,879.9	1,870.8
Operating profit	234.1	96.6	678.9	824.4	1,889.1
Net profit (after taxes)	296.5	56.2	483.0	708.8	1,399.5
After-tax return on equity (1)	8.3%	1.6%	14.1%	5.0%	10.5%

Operating profit excl. Unrealized changes in fair value (2)	259.4	440.2	739.9	1,652.6	1,847.6
After-tax return on equity excl. Unrealized changes in fair value (3)	8.8%	8.8%	15.4%	9.3%	10.3%

Customer financing
New customer financing (4)	13,898	13,792	17,095	56,235	51,249
of which direct customer financing	7,524	1,865	6,668	17,577	20,549
of which end customer financing	6,374	11,927	10,427	38,658	30,700
Loans, outstanding and undisbursed (5)	221,340	218,922	220,672	221,340	220,672
Amounts of outstanding offers of lending (6)	59,525	60,565	64,294	59,525	64,294
of which binding offers	33,841	35,890	n.a.	33,841	n.a.
of which non-binding offers	25,684	24,675	n.a.	25,684	n.a.

Borrowing
New long-term borrowings (7)	3,539	13,644	2,506	43,231	47,685
Outstanding senior debt	272,637	267,173	273,245	272,637	273,245
Outstanding subordinated debt	3,013	3,070	3,175	3,013	3,175

Statement of financial position
Total assets	313,135	308,930	319,702	313,135	319,702
Total liabilities	298,723	294,851	305,734	298,723	305,734
Total equity	14,412	14,079	13,968	14,412	13,968

Capital
Total capital adequacy ratio, incl. Basel I-based additional requirements (8)	23.1%	23.3%	22.5%	23.1%	22.5%
Total capital adequacy ratio, excl. Basel I-based additional requirements (9)	23.1%	23.3%	22.5%	23.1%	22.5%
Tier-1 capital ratio, incl. Basel I-based additional requirements (10)	23.0%	23.2%	22.5%	23.0%	22.5%
Common Equity Tier-1 capital adequacy ratio, incl. Basel I-based additional requirements (11)	19.8%	19.9%	18.9%	19.8%	18.9%

Year-end Report 2012

(1)Net profit, after taxes, expressed as a percentage per annum of the current year´s average equity. Since the first quarter 2012, the definition has been amended to conform to the owner’s definition of return on equity. All periods have been recalculated according to the new definition.

(2)Operating profit excluding unrealized changes in fair value of certain financial instruments (page 10, Performance measurement).  This excludes a gain amounting to Skr 323.5 million that was realized when a few large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures which came into force at the turn of 2012/2013. The derivatives were replaced with new derivative instruments at market terms.

(3)Net profit (after taxes), expressed as a percentage per annum of current year´s average equity, when calculating After-tax return on equity excl. Unrealized changes in fair value is excluded. Since the first quarter 2012, the definition has been amended to conform to the owner’s definition of return on equity. All periods have been recalculated according to the new definition.

(4)New customer financing includes new loans accepted and syndicated customer transactions. It refers to all loans accepted, regardless of maturities.

(5)Amounts of loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. These amounts reflect SEK’s actual lending volumes. Comments on lending volumes in this report relate to amounts based on this definition (see Note 6).

(6)During 2012, SEK has changed its approach to providing offers. The revised method involves providing binding or non-binding offers. Binding offers are included in commitments.

(7)New borrowing with maturities exceeding one year.

(8)Total capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, calculated in accordance with §5 of the law (Law 2006:1372) that details the implementation of the law (Law 2006:1371) regarding capital adequacy and large exposures. See Note 12. As of December 31, 2012 the method for calculating the exchange rate positions has been improved, which has an impact on the capital adequacy. The revised method has been used also on previous periods thus their capital adequacy has been recalculated. The change has no material impact on the capital adequacy ratio.

(9)Total capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, excluding adjustments for valid transitional rules regarding required minimum capital. See Note 12 Capital Adequacy and Exposures, in this Interim Report for a complete description of the calculation of required minimum capital during the transitional period. As of December 31, 2012 the method for calculating the exchange rate positions has been improved, which has an impact on the capital adequacy. The revised method has been used also on previous periods thus their capital adequacy has been recalculated. The change has no material impact on the capital adequacy ratio.

(10)Tier-1 capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, calculated in accordance with §5 of the law (Law 2006:1372) that details the implementation of the law (Law 2006:1371) regarding capital adequacy and large exposures. See Note 12. As of December 31, 2012 the method for calculating the exchange rate positions has been improved, which has an impact on the capital adequacy. The revised method has been used also on previous periods thus their capital adequacy has been recalculated. The change has no material impact on the capital adequacy ratio.

(11)According to SEK’s definition, common equity Tier-1 capital consists of Tier-1 capital excluding additional Tier-1 capital (in the form of perpetual subordinated debt).

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those as at December 31, 2012 and December 31, 2011, and in matters concerning flows, the twelve-month period or the three-month period ended on December 31, 2012. Amounts within parentheses refer to the same date (in matters concerning positions), or the same period (in matters concerning flows) of the preceding year.

AB Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Significant demand for end customer finance

SEK’s new lending to Swedish exporters and their customers amounted to Skr 56.2 billion in 2012, the second highest volume ever during a year for Swedish export commerce. This was an increase of Skr 5.0 billion as compared to 2011. Of total new lending, Skr 38.6 billion related to structured finance for Swedish exporters’ customers and Skr 17.6 billion was direct finance for Swedish exporters.

It was chiefly within end customer financing that demand was high, for instance due to some banks’ reduced willingness to provide long term credits and the fact that many buyers of Swedish exports are looking for long term financing. Numerous large, technically difficult and complex transactions have been made in cooperation with the banks. SEK has taken a more active role in the business transactions and contributes its knowledge sharing to Swedish export financing.

SEK’s direct financing to exporters during the year was affected as well known companies had good access to the capital markets. The demand for loans in local currencies has been high i.e. SEK provided lending in the Chinese currency, RMB.

SEK has during the fourth quarter financed the Russian telecom operator OJSC VimpelComs upgrading of their 3G network. HSBC was a Global Arranger and SEK - agent and Nordea Mandated Lead Arranger. The financing was made in RUB with the amount corresponding to USD 200 million to refinance the equipment, software and the services provided by Ericsson.

Another example is that SEK is financing Getinge with two loans for USD 50 million each. The financing creates a foundation for Getinge’s continuing international expansion.

SEK’s aim during 2013 is to continue to support the export companies. We will use the potential of SEK’s total product offering, and as well as working with our partners, and we will actively work to develop the relations with more of the 300 largest Swedish companies. The total volume of outstanding and agreed but undisbursed credits amounted to Skr 221.3 billion at the end of 2012, compared with Skr 220.7 billion at the end of 2011. The total volume of outstanding offers at the end of the year amounted to Skr 59.5 billion, which is a decrease of Skr 4.8 billion compared with the end of 2011. The decrease was primarily due to outstanding offers maturing during the year.

New customer financing

(Skr billion)

Skr billion	Jan-Dec, 2012	Jan-Dec, 2011
Customer financing of which:
- End customer financing (1)	38.6	30.7
- Direct customer financing	17.6	20.5
Total	56.2	51.2

(1) Of which Skr 7.5 billion (12M11: Skr 7.3 billion) had not been disbursed at period end.

New customer financing by sector

New customer financing

(Skr billion)

Successful funding throughout the year

SEK has good access to funding from capital markets around the world. Funding has been successful during the year, despite turbulent periods at times, with major fluctuations in the financial markets related to the European debt crisis. We believe that many investors have regarded SEK as a secure investment option during the recent unsettled period. SEK’s new long-term borrowing during 2012 amounted to Skr 43.2 million, a decrease of Skr 4.5 million compared to 2011.

Market conditions stabilized in the spring and summer, partly as a result of clear political signals from the European Central Bank that the euro would be protected at all costs. SEK subsequently increased its activity in the borrowing markets and carried out several major bond issuances.

Amongst other transactions, SEK issued a five-year global bond amounting to USD 1 billion. The bond was well received and subscribed by investors around the world. In November SEK issued a USD 250 million floating-rate note with a five-year maturity. The bond was sold mainly to European investors. During the year, SEK also, after several years of focused work, issued its first RMB-denominated issue which was equivalent to more than Skr 200 million.

The trend within new borrowing is going towards less complex bonds and fewer structures. Overall our structured borrowing has decreased during 2012 and the borrowing volume in standard bonds have been larger. Since the financial crises the investors have become more careful regarding structured bonds since the transparence and the understanding of the instruments has become more important. In addition to this the costs, for interest, structure and exchange hedging, have increased due to new regulations, which makes structured bonds more expensive than earlier.

Overall, for SEK, Europe was the most important capital market in 2012, contributing with 37.2 percent of SEK’s total new borrowing. The US and Japan also remained important financial markets for SEK’s new funding. An important part of SEK’s funding strategy is to offer occasional opportunities to repurchase SEK’s bonds at the request of investors, even during periods of stress. Repurchasing of own debt amounted to Skr 9.1 billion during 2012, a decrease of Skr 4.2 billion compared to 2011.

New borrowing

Long-term borrowing (Skr billion)

Geographic Markets 2012

Products 2012

Comments on the consolidated financial accounts

January - December 2012

Operating profit

Operating profit amounted to Skr 824.4 million (12M11: Skr 1,889.1million), a decrease of 56.4 percent compared to the previous year. The decrease was mainly attributable to the decrease in net results of financial transactions amounting to Skr -507.7 million (12M11: Skr 523.4 million) which was mainly due to unrealized changes in credit spreads on SEK’s own debt. The change in credit spread reflects the fact that as of December 31, 2012, there are better borrowing conditions for SEK compared to the conditions that prevailed at the beginning of the year. This results in an accounting valuation loss on outstanding debt. Compared to the previous year, operating profit was also negatively impacted by lower other operating income and increased costs related to new regulations, especially those related to Basel III. Operating profit was affected positively by decreased provisions for credit losses compared to previous year.

Net interest revenues

Net interest revenues amounted to Skr 1,879.9 million (12M11: Skr 1,870.8 million), an increase of 0.5 percent compared to the previous year. The increase in net interest revenues was due to an increase in margins which was partially offset by a decrease in the average volume of interest-bearing assets.

The average margin on debt-financed interest-bearing assets amounted to 57 basis points per annum (12M11: 55 basis points), an increase in absolute terms of 2 basis points, or in relative terms of 3.6 percent compared to the previous year. The increase in margin was mainly due to the increase in the portion of interest-bearing assets consisting of lending (implying that the portion represented by liquidity investments has decreased) ,as lending generally has higher margins than liquidity placements. The increase in margin was also due to lower borrowing costs due to advantageous borrowing margins, mainly in US dollars, and to higher margins on new credits.

The average amount of debt-financed interest-bearing assets amounted to Skr 257.0 billion (12M11: Skr 268.0 billion), a decrease of 4.1 percent compared to the previous year. The decrease was mainly related to decreased liquidity placements, while the lending volume increased on average. The majority of the decrease in liquidity placements is the result of a strategic decision to match borrowing and new lending more closely, thus enabling a reduction in the volume of outstanding liquidity placements. The increase in lending volume reflected an increasing inflow of transactions.

Net results of financial transactions

The net result of financial transactions for 2012 amounted to Skr -507.7 million (12M11: Skr 523.4 million). The decrease was mainly attributable to unrealized changes in fair value related to changes in credit spreads on SEK’s own debt.

—Realized net results of financial transactions

Realized net results of financial transactions amounted to Skr 644.0 million (12M11: Skr 481.9 million), an increase of 33.6 percent compared to the previous year. The positive change in the net result was attributable to the fact that a previously unrealized gain was realized, when a number of large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures which came into force January 1, 2013. The net loss in operating profit amounted to Skr -30.1 million. Realized profit amounted to Skr 323.5 million, which was offset by the reversal of previously recognized unrealized gains amounting to -353.6 million (see paragraph below).  The derivatives were replaced with new derivative instruments at market terms. Furthermore, revenues increased due to gains from repurchase of own debt, but this was offset by the fact that in 2011 the sale of a claim against a subsidiary in the Lehman Brothers Group resulted in a realized gain amounting to Skr 279.3 million.

—Unrealized net results of financial transactions

Unrealized net results of financial transactions amounted to Skr -1,151.7 million (12M11: Skr 41.5 million). Unrealized changes in fair value in 2012 were mainly attributable to changes in credit spreads on SEK’s own debt, partly due to improved calculation methods and partly due to changes in the market’s assessments of SEK’s credit(and thus spreads). The change in credit spread means that SEK can borrow at better rates than compared to the conditions that prevailed at the beginning of the year. This results in an accounting valuation loss on outstanding debt. The change was also attributable to a reversal of a previously recognized unrealized gain of Skr -353.6 million due to the close-out of a few large interest rate and currency derivatives (described in the preceding paragraph). Offsetting effects were caused by positive changes in fair value related to the basis spread (the deviation in the rate basis between two currencies in a currency interest swap due to changes in interest rate basis). The positive result in 2011 was mainly related to the change of credit spreads on own debt.

During the second quarter of 2012, SEK implemented improved methods of calculating the basis spread on derivatives whereby the interest flows in one currency are exchanged for interest flows in another currency and the calculation of credit spreads on own debt. The implementation of these improved methods resulted in an initial negative effect on operating profit amounting to approximately Skr -100 million. SEK believes that the improvements do not have any material impact on its results for previous periods. The methodological improvements are expected to result in greater volatility in operating income related to basis spreads and credit spreads on own debt attributable to structured borrowings.

Other operating income

Other operating income amounted to Skr 19.9 million (12M11: Skr 108.8 million) and consisted mainly of renumeration expenses for the arbitration proceedings from a dispute with Sparbanksstiftelsernas Förvaltnings AB (SFAB). In March 2012, these arbitration proceedings, the result of which cannot be appealed, were concluded in SEK’s favor. The decrease in other operating income compared to the same period in the previous year was primarily attributable to Skr 105.1 million in profits realized in 2011 from the disposal of the building that served as SEK’s headquarters, following SEK’s move of its headquarters to new, rented, premises.

Personnel expenses

Personnel expenses totaled Skr -292.2 million (12M11: Skr -282.8 million) an increase of 3.3 percent compared to previous year. The increase in personnel expenses was due to increased payroll costs and changes in the provision for pension costs. Personnel expenses include an estimated cost for the general personnel incentive system of Skr -27.5 million (12M11: Skr -25.5 million). The outcome of the general personnel incentive system is based on operating profit excluding unrealized changes in fair value, and may not exceed two months’ salary. The amount to be paid will decrease if the risk-weighted assets exceeded intended levels for the year. Executive Directors are not covered by the incentive system.

Other expenses

Other expenses amounted to Skr -232.8 million (12M11: Skr -203.1 million) an increase of 14.6 percent compared to the previous year. The increase in other expenses is mainly due to an increase in expenses for IT development related to the implementation of mandatory regulations.

Net credit losses

Net credit losses for 2012 amounted to Skr -23.4 million (12M11: Skr -110.9 million). During the year an additional provision of Skr -40.0 million was made to the portfolio based reserve (i.e. the reserve not attributable for a specific counterparty), while, by contrast, the provision for the same period in the previous year amounted to Skr -110.0 million. The increase in the reserve results from a general deterioration in the credit quality of SEK’s counterparties, due to uncertainties in the European economy. Offsetting effects were mainly related to currency exchange effects on previous accruals.

Taxes

Taxes amounted to Skr -115.6 million (12M11: Skr -489.6 million). The effective tax rate is 14.0 percent (12M11: 25.9 percent) while the nominal tax rate for 2012 was 26.3 percent (12M11: 26.3 percent). The effective tax rate is lower than the nominal tax rate because in 2012 the Swedish parliament decided to lower the corporate income tax from 26.3 percent to 22.0 percent, taking effect on January 1, 2013. The lower tax rate impacted deferred tax assets relating to untaxed reserves.

Other comprehensive income

Other comprehensive income before tax amounted to Skr 175.7 million (12M11: Skr 406.8 million). Skr 7.5 million (12M11: Skr 12.1 million) of the total was due to changes of value in available-for-sale securities and Skr 168.2 million (12M11: Skr 394.7 million) was due to other comprehensive income related to cash flow hedges.

The positive changes in fair value related to available-for-sale securities during both 2011 and 2012, reflected lower credit spreads on corporate bonds we hold. The positive impact related to derivatives in cash flow hedges reflected changes in interest rates that were offset in part by reclassification of realized changes in fair value from other comprehensive income to net interest revenues in operating profit.

After tax effects amounted to Skr -20.4million (12M11: Skr -107.0 million), while other comprehensive income amounted to Skr 155.3 million (12M11: Skr 299.8 million).

After-tax return on equity

After-tax return on equity amounted to 5.0 percent (12M11: Skr 10.5 percent). After-tax return, not reflecting unrealized fair-value changes, referred to as After-tax return on equity excluding unrealized value changes amounted to 8.7 percent (12M11: Skr 11.2 percent).

Fourth quarter of 2012

Operating profit

Operating profit for the fourth quarter amounted to 234.1 million (4Q11: Skr 678.9 million). The decrease in operating profit was mainly due to net results of financial transactions decreasing to Skr -5.7 million (4Q11: Skr 291.2 million). The decrease in net results of financial transactions was mainly due to a realized gain, in 2011, on the sale of a claim, while net interest revenues in 2012 have also decreased compared to the previous year.

Net interest revenues

Net interest revenues for the fourth quarter amounted to Skr 413.8 million (4Q11: Skr 530.2 million), a decrease of 22.0 percent compared to the same period in 2011. The decrease was mainly due to decreasing margins and also a certain decrease in net interest revenues due to lower average volumes.

The average margin on debt-financed assets for the fourth quarter of 2012 amounted to 48 basis points per annum (4Q11: 66 basis points), a decrease in absolute terms of 18 basis points, or in relative terms of 27.3 percent compared to the same period the previous year. The decrease in margin was mainly due to the closing during the third quarter of 2012 of a few large interest and currency derivatives, where the decrease in net interest was offset by a realized gain incurred when closing the derivatives.

The average volume of debt-financed assets amounted to Skr 257.4 billion (4Q11: Skr 267.3 billion) during the fourth quarter of 2012, a decrease of 3.7 percent compared to the same period of the previous year.

Net results of financial transactions

The net result of financial transactions for the fourth quarter 2012 amounted to Skr -5.7 million (4Q11: Skr 291.2 million). The decrease was mainly attributable to changes in credit spreads on SEK’s own debt.

—Realized net results of financial transactions

Realized net results of financial transactions for the fourth quarter amounted to Skr 19.6 million (4Q11: Skr 352.2 million), a decrease of 94.4 percent compared to the same period in 2011. The decrease in net results of financial transactions was mainly due to a realized gain amounting to Skr 279.3 million for the fourth quarter 2011 on the sale of a claim against a subsidiary in the Lehman-Brothers Group. Realized gains on the repurchase of SEK’s own debt have also decreased compared to the same period in 2011.

—Unrealized net results of financial transactions

Unrealized net results of financial transactions amounted to Skr -25.3 million (4Q11: Skr -61.0 million). The negative result for the same period in both 2011 and 2012 was mainly attributable to the change in credit spreads on own debt.

Personnel expenses

Personnel expenses for the fourth quarter amounted to Skr -77.7 million (4Q11: Skr -75.6 million) an increase of 2.8 percent compared to the same period in the previous year. The increase in personnel expenses was due to a difference in the provision for the general incentive system as compared to the same period in the previous year. Personnel expenses include a cost of Skr -6.1 million (4Q11: Skr 1.2 million) for the general personnel incentive system.

Other expenses

Other expenses amounted to Skr -61.0 million (4Q11: Skr -60.6 million) an increase of 0.7 percent compared to the same period in the previous year.

Net credit losses

Net credit losses for the fourth quarter of 2012 amounted to a net recovery of Skr -27.5 million (4Q11: Skr -9.4 million). An additional provision amounting to Skr -20.0 million (4Q11: -10.0 million) was made to the portfolio based reserve (i.e. the reserve not attributable for a specific counterparty).

Other comprehensive income

Other comprehensive income before tax amounted to Skr 14.7 million (4Q11: Skr 23.1 million) for the fourth quarter, of which Skr -15.2 million (4Q11: 11.2 million) was attributable to changes in fair values on financial instruments and Skr 29.9 million (4Q11: Skr 11.9 million) was attributable to other comprehensive income related to cash flow hedges. The changes in fair value for available-for-sale securities reflected slightly higher credit spreads on corporate bonds we hold as a part of our liquidity placements. Compared to the same period in the previous year the credit spreads decreased slightly. The change in other comprehensive income related to derivatives in cash flow hedges reflected changes in interest rates that were offset by reclassification of realized changes in fair value from other comprehensive income to net interest revenues in operating profit.

After tax effects amounted to Skr 21.9 million (4Q11: Skr -6.1 million) and other comprehensive income amounted to Skr 36.6 million (4Q11: Skr 17.0 million). The positive tax effect was due to the lowered corporate tax, which affected the deferred tax liabilities on cash-flow hedges.

Performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS), which is operating profit including changes in fair value of certain financial instruments and operating profit excluding unrealized changes in fair value. Operating profit excluding unrealized changes in fair value excludes changes in the fair value of certain financial instruments that are recognized for IFRS purposes.

Operating profit excluding changes in fair value of certain financial instruments is a supplementary metric to operating profit. Operating profit in accordance with IFRS values certain financial instruments at fair value even when SEK has the intention and the ability to hold them to maturity. Operating profit excluding unrealized changes in fair value does not reflect these mark-to-market valuation effects. Operating profit excluding unrealized changes in fair value for the periods July-September, 2012 and January-December, 2012 excludes a gain amounting to Skr 323.5 million that was realized when a few large interest rate and currency derivatives in hedge relations were closed out in order to prepare for the new regulatory framework for large exposures which came into force on January 1, 2013. The derivatives were replaced with new derivative instruments at market terms.

	Oct-Dec,	Jul-Sep,	Oct-Dec,	Jan-Dec,	Jan-Dec,
Skr mn	2012	2012	2011	2012	2011
Operating profit	234.1	96.6	678.9	824.4	1,889.1
Unrealized changes in fair value	25.3	343.6	61.0	828.2	-41.5
Operating profit excl. Unrealized changes in fair value	259.4	440.2	739.9	1,652.6	1,847.6

Statement of Financial Position

Total assets and liquidity placement

SEK’s total assets amounted to Skr 313.1 billion on December 31, 2012, a decrease of 2.1 percent from year-end 2011 (Year-end 2011: Skr 319.7 billion). The decrease in total assets is primarily attributable to derivatives while the volume of loans and liquidity are basically unchanged compared to previous year.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 221.3 billion as of December 31, 2012 (Year-end 2011: Skr 220.7 billion), an increase of 0.3 percent from year-end 2011. Of the total amount at December 31, 2012, Skr 195.4 billion represented outstanding loans, a decrease of 0.1 percent from year-end 2011 (Year-end 2011: Skr 195.6 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 39.5 billion (Year-end 2011: Skr 34.2 billion), representing an increase of 15.5 percent from year-end 2011. The increase of credits in the S-system is mainly due to increased volume of new transactions.

As of December 31, 2012  the aggregate amount of outstanding offers amounted to Skr 59.5 billion, a decrease of 7.5 percent since year-end 2011 (Year-end 2011: Skr 64.3 billion). Skr 47.9 billion (Year-end 2011: Skr 57.6 billion) of outstanding offers derived from the S-system. During 2012, SEK has changed its approach to providing offers. The revised method means that binding or non-binding offers are provided. Binding offers are included in commitments. Skr 33.8 billion of outstanding offers are binding offers and Skr 25.7 billion are non-binding offers.

There has been no major change in the composition of SEK’s counterparty exposure during 2012, although the exposure to states has increased somewhat in proportion to the expense of the exposure to companies and financial institutions. Beginning in 2012 binding offers are included in the counterparty’s exposures and the change in the allocation of exposures among different classes of counterparties is partly related to this. Of the total counterparty exposure at December 31, 2012 49.6 percent (Year-end 2011: 43.4 percent) was to states and government export credit agencies; 22.3 percent (Year-end 2011: 27.6 percent) was to financial institutions; 18.3 percent (Year-end 2011: 17.7 percent) was to companies; and 6.8 percent (Year-end 2011: 6.1 percent) was to municipalities; 2.9 percent (Year-end 2011: 5.1 percent) was to asset-backed securities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets since most derivatives are subject to collateral agreements. See the table “Total net exposures” in Note 12.

SEK’s hedging transactions are expected to be effective in offsetting changes in fair value attributable to hedged risks. The gross value of certain items in the statements of financial position, particularly derivatives and issued (non-subordinated) securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt and basis spreads (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets (see Notes 7 and 8).

Liabilities and equity

As of December 31, 2012, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Thus, SEK considers that all outstanding commitments are covered through maturity. SEK has a Skr 100 billion facility with the Swedish National Debt Office. The Swedish Parliament has also authorized the government to enable SEK to purchase state guarantees on commercial terms for new borrowing of up to Skr 250 billion. In December 2012, both the loan facility and the ability to purchase state guarantees were extended for 2013.

Capital adequacy

SEK’s capital adequacy ratio calculated according to Basel II, Pillar 1, was 23.1 percent as of December 31, 2012 (Year-end 2011: 22.5 percent) of which related to Tier-1 capital was 23.0 percent (Year-end 2011:22.5). The Common Equity Tier-1 capital adequacy ratio was 19.8 percent (Year-end 2011: 18.9 percent). See note 12 for further information regarding capital adequacy, risks and exposures.

Some changes in the capital adequacy regulations might come into force during 2013. These changes result in increased capital requirements related to (i) exposures to financial institutions and (ii) potential changes in the creditworthiness of derivative counterparties (Credit Valuation Adjustment Risk). The final version of the future regulations has not yet been determined and, especially for the regulations regarding Credit Valuation Adjustment Risk, the uncertainty is still high. The estimated effects, all other things being equal, will result in a derease of the various capital adequacy ratios by approximately three percentage points.

Dividend

The Board of Directors has resolved to propose at the Annual General Meeting that a dividend of Skr 212.6 million (Year-end 2011: Skr 420.0 million) be paid in accordance with company dividend policy.

Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Consolidated Statement of Comprehensive Income

Unaudited (except for Jan-Dec, 2011)

Skr mn	Note	Oct-Dec, 2012	Jul-Sep, 2012	Oct-Dec, 2011	Jan-Dec, 2012	Jan-Dec, 2011
Interest revenues		2,662.8	2,426.7	2,689.9	10,352.3	10,223.0
Interest expenses		-2,249.0	-1,971.1	-2,159.7	-8,472.4	-8,352.2
Net interest revenues		413.8	455.6	530.2	1,879.9	1,870.8

Commissions earned		1.7	3.0	8.4	11.1	12.3
Commissions incurred		-3.3	-2.4	-2.5	-10.9	-14.9
Net results of financial transactions	2	-5.7	-275.0	291.2	-507.7	523.4
Other operating income		1.0	0.1	1.1	19.9	108.8
Operating income		407.5	181.3	828.4	1,392.3	2,500.4

Personnel expenses		-77.7	-63.3	-75.6	-292.2	-282.8
Other expenses		-61.0	-49.3	-60.6	-232.8	-203.1
Depreciations and amortizations of non-financial assets		-7.2	-4.1	-3.9	-19.5	-14.5
Net credit losses	3	-27.5	32.0	-9.4	-23.4	-110.9
Operating profit		234.1	96.6	678.9	824.4	1,889.1

Taxes	4	62.4	-40.4	-196.0	-115.6	-489.6
Net profit for the period (after taxes)(i)		296.5	56.2	483.0	708.8	1,399.5

Other comprehensive income related to:
Available-for-sale securities		-15.2	1.1	11.2	7.5	12.1
Derivatives in cash flow hedges		29.9	130.7	11.9	168.2	394.7
Tax on other comprehensive income	4	21.9	-34.6	-6.1	-20.4	-107.0
Total other comprehensive income		36.6	97.2	17.0	155.3	299.8
Total comprehensive income(i)		333.1	153.4	500.0	864.1	1,699.3

(i) The entire profit is attributable to the shareholder of the Parent Company.

Skr	Oct-Dec, 2012	Jul-Sep, 2012	Oct-Dec, 2011	Jan-Dec, 2012	Jan-Dec, 2011
Basic and diluted earnings per share(ii)	74.3	14.1	121.1	177.6	350.8

(ii) The average number of shares amounts to 3,990,000 for all periods.

Consolidated Statement of Financial Position

Unaudited (except for Jan-Dec, 2011)

Skr mn	Note	December 31, 2012	December 31, 2011
Assets
Cash and cash equivalents	6, 7	2,338.2	3,749.6
Treasuries/government bonds	6, 7	5,111.5	2,033.4
Other interest-bearing securities except loans	3, 6, 7	77,693.3	74,738.5
Loans in the form of interest-bearing securities	6, 7	57,889.8	66,204.5
Loans to credit institutions	3, 6, 7	22,083.6	25,791.6
Loans to the public	3, 6, 7	115,478.2	107,938.1
Derivatives	7, 8	25,711.2	31,467.0
Property, plant, equipment and intangible assets	5	150.3	128.4
Other assets		4,024.5	3,909.8
Prepaid expenses and accrued revenues		2,655.0	3,741.0
Total assets		313,135.6	319,701.9

Liabilities and equity
Borrowing from credit institutions	7	14,490.3	15,833.9
Borrowing from the public	7	56.9	59.1
Senior securities issued	7	258,090.1	257,352.4
Derivatives	7, 8	16,421.0	22,604.8
Other liabilities		3,462.3	2,497.0
Accrued expenses and prepaid revenues		2,407.6	3,351.0
Deferred tax liabilities		728.1	811.6
Provisions		54.4	49.6
Subordinated securities issued	7	3,012.7	3,174.4
Total liabilities		298,723.4	305,733.8

Share capital		3,990.0	3,990.0
Reserves		449.9	294.6
Retained earnings		9,972.3	9,683.5
Total equity		14,412.2	13,968.1

Total liabilities and equity		313,135.6	319,701.9

Collateral provided etc.
Collateral provided		None	None
Interest-bearing securities
Subject to lending		39.8	123.0

Contingent assets and liabilities	11	1.1	1.1

Commitments
Committed undisbursed loans	11	25,915.1	25,071.8
Binding offers(1)	11	33,841.2	n.a.

(1) During 2012, SEK has changed its approach to providing offers. The revised method involves providing binding or non-binding offers. Binding offers are included in commitments.

Consolidated Statement of Changes in Equity, in Summary

Unaudited (except for Jan-Dec, 2011)

			Reserves
Skr mn	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity 2011	12,569.8	3,990.0	28.5	-33.7	8,585.0
Net profit	1,399.5				1,399.5
Other comprehensive income related to:
Available-for-sale securities	-0.8			-0.8
Derivatives in cash flow hedges	546.9		546.9
Reclassified to profit or loss	-139.3		-152.2	12.9
Tax on other comprehensive income	-107.0		-103.8	-3.2
Total other comprehensive income	299.8		290.9	8.9
Total comprehensive income	1,699.3		290.9	8.9	1,399.5
Dividend	-301.0				-301.0
Closing balance of equity 2011(2)	13,968.1	3,990.0	319.4	-24.8	9,683.5
Opening balance of equity 2012	13,968.1	3,990.0	319.4	-24.8	9,683.5
Net profit	708.8				708.8
Other comprehensive income related to:
Available-for-sale securities	6.6			6.6
Derivatives in cash flow hedges	358.2		358.2
Reclassified to profit or loss	-189.1		-190.0	0.9
Tax on other comprehensive income	-20.4		-18.4	-2.0
Total other comprehensive income	155.3		149.8	5.5
Total comprehensive income	864.1		149.8	5.5	708.8
Dividend	-420.0				-420.0
Closing balance of equity 2012(2)	14,412.2	3,990.0	469.2	-19.3	9,972.3

(1) The total number of shares is 3,990,000.

(2) The entire equity is attributable to the sole shareholder of the Parent Company.

Consolidated Statement of Cash Flows

Unaudited (except for Jan-Dec, 2011)

Skr mn	Jan-Dec, 2012	Jan-Dec, 2011
Operating activities
Operating profit (1)	824.4	1,889.1

Adjustments to convert operating profit to cash flow:
Write-down of impaired financial instruments	23.4	110.9
Depreciation	19.5	14.5
Derivatives	833.0	567.6
Gain on sale of subsidiary	—	-105.1
Exchange rate differences	-3.8	-4.6
Unrealized changes in fair value related to financial assets	1,151.7	-41.5
Other	127.7	36.4
Income tax paid	-285.7	-1,187.5
Total adjustments to convert operating profit to cash flow	1,865.8	-609.3

Disbursements of loans	-50,370.8	-57,673.4
Repayments of loans	48,843.3	41,113.1
Net change in bonds and securities held	-9,469.4	30,975.3
Other changes — net	-453.6	-66.0
Cash flow from (+)/to (-) operating activities	-8,760.3	15,628.8

Investing activities
Capital expenditures	-41.7	139.1
Cash flow from (+)/to (-) investing activities	-41.7	139.1

Financing activities
Proceeds from issuance of short-term senior debt	11,842.7	3,403.6
Proceeds from issuance of long-term senior debt	45,801.1	50,167.8
Repayments of debt	-27,141.6	-37,565.7
Repurchase and early redemption of own long-term debt	-22,694.4	-36,522.6
Dividend paid	-420.0	-301.0
Cash flow from (+)/to (-) financing activities	7,387.8	-20,817.9

Net cash flow for the year	-1,414.2	-5,050.0
Exchange rate differences on cash and cash equivalents	2.8	1.6
Cash and cash equivalents at beginning of the period	3,749.6	8,798.0
Cash and cash equivalents at end of the period (2)	2,338.2	3,749.6

Comments on the cash flow statement:

(1) Interest payments received and expenses paid

Skr mn	Jan-Dec, 2012	Jan-Dec, 2011
Interest payments received	11,437.6	10,446.9
Interest expenses paid	9,422.7	8,534.9

(2) Cash and cash equivalents

Skr mn	Jan-Dec, 2012	Jan-Dec, 2011
Cash at banks	148.2	231.8
Cash equivalents	2,190.0	3,517.8
Total cash and cash equivalents	2,338.2	3,749.6

Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 6.

Notes

1.              Applied Accounting Principles

2.              Net Results of Financial Transactions

3.              Impairment and Past-due Receivables

4.              Taxes

5.              Property, Plant, Equipment and Intangible Assets

6.              Loans and Liquidity Placements

7.              Classification of Financial Assets and Liabilities

8.              Derivatives

9.              S-System

10.       Segment Reporting

11.       Contingent Liabilities, Contingent Assets and Commitments

12.       Capital Adequacy and Exposures

13.       Transactions with Related Parties

14.       Events After the Reporting Period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied Accounting Principles

This Year-end Report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The accounting also follows the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Consolidated Group’s and the Parent Company’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2011 annual financial statements. Certain amounts reported in prior periods have been reclassified to conform to the current presentation. Changes in accounting standards have had insignificant impact on accounting in 2012.The year-end Report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2011.

Note 2. Net Results of Financial Transactions

Skr mn	Oct-Dec, 2012	Jul-Sep, 2012		Oct-Dec, 2011		Jan-Dec, 2012		Jan-Dec, 2011
Net results of financial transactions were related to:

Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	2.4	-1.7		-0.3		3.0		4.8
Interest compensation	1.1	—		-5.9		1.1		42.2
Realized results on settled assets and repurchased debt	16.1	393.8	(1)	358.4	(2)	639.9	(1)	434.9	(2)
Total net results of financial transactions, before certain fair value changes	19.6	392.1		352.2		644.0		481.9

Unrealized changes in fair value related to financial assets, financial liabilities and related derivatives	-25.3	-667.1	(1)	-61.0	(2)	-1,151.7	(1)	41.5
Total net results of financial transactions	-5.7	-275.0		291.2		-507.7		523.4

(1) A previously recognized unrealized gain was realized during the third quarter of 2012 when a few large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures which came into force at January 1, 2013. The net loss in operating profit amounted to Skr -30.1 million. Realized profit amounted to Skr 323.5 million, which was offset by the reversal of previously recognized unrealized gains amounting to Skr -353.6 million. The derivatives were replaced with new derivative instruments at market terms.

(2) During the fourth quarter 2011 a realized gain of Skr 279.3 million is included attributable to the disposal of an earlier reclassified contingent asset, of which Skr 127.0 million was already recorded as an unrealized gain in the third quarter of 2011, related to Lehman Brothers that was realized in November 2011.

Note 3. Impairment and Past-due Receivables

Skr mn	Oct-Dec, 2012	Jul-Sep, 2012	Oct-Dec, 2011	Jan-Dec, 2012	Jan-Dec, 2011
Credit losses (1), (2)	-30.6	1.8	-10.2	-71.7	-125.1
Reversal of previous write-downs (1), (2), (3)	1.2	27.3	0.7	34.6	10.0
Net impairments and reversals	-29.4	29.1	-9.5	-37.1	-115.1
Recovered credit losses	1.9	2.9	0.1	13.7	4.2
Net credit losses	-27.5	32.0	-9.4	-23.4	-110.9
of which related to loans (4)	-23.5	3.4	-1.7	-48.7	-78.4
of which related to liquidity placements (4)	-4.0	28.6	-7.7	25.3	-32.5

Changes in reserves of financial assets
Balance brought forward	-691.4	-720.5	-674.2	-683.7	-568.6
Impaired financial assets sold	—	—	—	—	—
Net impairments and reversals	-29.4	29.1	-9.5	-37.1	-115.1
Balance carried forward	-720.8	-691.4	-683.7	-720.8	-683.7
of which related to loans (4)	-235.1	-209.8	-172.7	-235.1	-172.7
of which related to liquidity placements (4)	-485.7	-481.6	-511.0	-485.7	-511.0

(1) SEK has two assets in the form of CDOs. These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market. A reversal of Skr 31.5 million was recorded in the twelve-month period in relation to these two CDOs (12M11: Skr 16.0 million), bringing the total of such impairment to Skr 462.6 million (Year-end 2011: Skr 491.4 million). The assets have a gross book value before impairment of Skr 594.4 million (Year-end 2011: Skr 641.4 million).

(2) The amount for the twelve-month period includes a provision of Skr 40.0 million (12M11: Skr 110.0 million) related to bad debts not linked to a specific counterparty. The result is that the provision for bad debts not linked to a specific counterparty amounts to the total of Skr 200.0 million (Year-end 2011: Skr 160.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. The increase in the reserve resulted from the higher inherent credit risk in SEK’s portfolio as a whole due to uncertainties in the European financial markets and related adverse economic conditions. The reserve was increased due to the risk of losses that are currently unknown to SEK. SEK established the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(3) Of which Skr 28.0 million (-) refers to unrealized currency effects during the period January-December 2012.

(4) See Note 6 for definitions.

Past-due Receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	December 31, 2012		December 31, 2011
Past-due receivables:
Aggregate amount less than 90 days past-due	155.4	(1)	154.2	(1)
Aggregate amount of principal and interest more than 90 days past-due	1,418.7	(1),(2)	891.8	(1),(2)
Principal amount not past-due on such receivables	2,356.8	(1)	2,079.4	(1)

(1) Past-due receivables consist primarily of amortization related to one loan in respect of which discussion regarding restructuring has been initiated but not concluded. For this loan interest has been paid in full and is therefore not past-due. The credit is fully covered by adequate guarantees and therefore no loan loss reservation has been made. SEK has no other restructured receivables.

(2) Of the aggregate amount of principal and interest past due Skr 144.5 million (Year-end 2011: Skr 153.5 million) was due for payment more than three but less than six months before the balance-sheet date, and Skr 144.5 million (Year-end 2011: Skr 153.5 million) was due for payment more than six but less than nine months before the balance-sheet date.

Note 4. Taxes

The reported amount of taxes represents current tax and deferred tax. Deferred tax includes deferred taxes on temporary differences, including deferred tax related to untaxed reserves. Because the corporate tax rate has been reduced as of January 1, 2013, the deferred tax is recalculated which gives an effect, relating to change in tax rate, of Skr 116.4 million gain in the Net profit for the period and Skr 25.9 million gain in the Total comprehensive income.

Note 5. Property, Plant, Equipment and Intangible Assets

Skr mn	December 31, 2012	December 31, 2011

Property, land and equipment
Net book value at beginning of the year	40.7	141.9
Acquisitions of the period	7.2	16.2
Sales or disposals of the period	-0.5	-107.5	(1)
Depreciations of the period	-11.5	-9.9
Net book value of property, plant and equipment	35.9	40.7

Intangible assets
Net book value at beginning of the year	87.7	17.1
Acquisitions of the period	34.7	75.1
Depreciations of the period	-8.0	-4.5
Net book value of intangible assets	114.4	87.7

Net book value of tangible and intangible assets	150.3	128.4

(1) The subsidiary AB SEKTIONEN, owner of SEK’s former office building, was sold during the second quarter of 2011 and generated a positive result of Skr 105.1 million which is reported as other operating income in the consolidated statement of comprehensive income.

Note 6. Loans and Liquidity Placements

Loans in the form of interest-bearing securities are a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

Skr mn	December 31, 2012	December 31, 2011
Loans:
Loans in the form of interest-bearing securities	57,889.8	66,204.5
Loans to credit institutions	22,083.6	25,791.6
Loans to the public	115,478.2	107,938.1
Less:
Deposits with time to maturity exceeding three months	-2,544.4	-4,334.3
Total loans	192,907.2	195,599.9

Liquidity placements:
Cash and cash equivalents (1)	2,338.2	3,749.6
Deposits with time to maturity exceeding three months	2,544.4	4,334.3
Treasuries/government bonds	5,111.5	2,033.4
Other interest-bearing securities except loans	77,693.3	74,738.5
Total liquidity placements	87,687.4	84,855.8

Total interest-bearing assets	280,594.6	280,455.7

(1) Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Note 7. Classification of Financial Assets and Liabilities

Financial assets by accounting category

	December 31, 2012
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables (1)
Cash and cash equivalents	2,338.2	—	—	—	—	2,338.2
Treasuries/government bonds	5,111.5	—	—	—	4,261.1	850.4
Other interest-bearing securities except loans	77,693.3	—	2,996.8	—	13,118.2	61,578.3
Loans in the form of interest-bearing securities	57,889.8	—	2,136.4	—	—	55,753.4
Loans to credit institutions	22,083.6	—	—	—	—	22,083.6
Loans to the public	115,478.2	—	—	—	—	115,478.2
Derivatives	25,711.2	11,319.7	—	14,391.5	—	—
Total financial assets	306,305.8	11,319.7	5,133.2	14,391.5	17,379.3	258,082.1

Financial liabilities by accounting category

	December 31, 2012
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	14,490.3	—	—	—	14,490.3
Borrowing from the public	56.9	—	—	—	56.9
Senior securities issued	258,090.1	—	116,502.1	—	141,588.0
Derivatives	16,421.0	13,567.3	—	2,853.7	—
Subordinated securities issued	3,012.7	—	—	—	3,012.7
Total financial liabilities	292,071.0	13,567.3	116,502.1	2,853.7	159,147.9

Financial assets by accounting category

	December 31, 2011
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables (1)
Cash and cash equivalents	3,749.6	—	—	—	—	3,749.6
Treasuries/government bonds	2,033.4	—	—	—	—	2,033.4
Other interest-bearing securities except loans	74,738.5	—	4,477.4	—	9,197.6	61,063.5
Loans in the form of interest-bearing securities	66,204.5	—	2,288.8	—	—	63,915.7
Loans to credit institutions	25,791.6	—	—	—	—	25,791.6
Loans to the public	107,938.1	—	—	—	—	107,938.1
Derivatives	31,467.0	12,696.7	—	18,770.3	—	—
Total financial assets	311,922.7	12,696.7	6,766.2	18,770.3	9,197.6	264,491.9

Financial liabilities by accounting category

	December 31, 2011
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	15,833.9	—	—	—	15,833.9
Borrowing from the public	59.1	—	—	—	59.1
Senior securities issued	257,352.4	—	130,317.6	—	127,034.8
Derivatives	22,604.8	19,954.8	—	2,650.0	—
Subordinated securities issued	3,174.4	—	—	—	3,174.4
Total financial liabilities	299,024.6	19,954.8	130,317.6	2,650.0	146,102.2

(1) Of loans and receivables, 8.1 percent (Year-end 2011: 9.5 percent) are subject to fair-value hedge accounting and 6.6 percent (Year-end 2011: 5.7 percent) are subject to cash-flow hedge accounting, the remaining 85.3 percent (Year-end 2011: 84.4 percent) are not subject to hedge accounting.

(2) No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3) Of other financial liabilities, 73.4 percent (Year-end 2011: 86.2 percent) are subject to fair-value hedge accounting, the remaining 26.6 percent (Year-end 2011: 13.8 percent)  are not subject to hedge accounting.

The current financial uncertainty has not had any significant impact on fair values of assets or liabilities. During 2012 senior securities issued amounting to Skr 12.8 million (12M11: Skr 0.0 million) have been moved from level 3 to level 2 in the IFRS fair value hierarchy. The transfer from level 3 to level 2 is due to the fact that the valuation system support has been refined and the fair value is now provided by valuation models for which the market data that have a significant effect on the recorded fair value are observable.

Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to Skr -753.9 million (Year-end 2011: Skr 209.4 million), which represents a cumulative increase in the book value of liabilities. For the period January 1 to December 31, 2012 the credit risk component of liabilities has decreased by Skr -963.3 million, which increased the value of financial liabilities and affected operating profit negatively. For the period January 1 to December 31, 2011 the credit risk component increased by Skr 101.5 million, which decreased the value of financial liabilities and affected operating profit positively.

Repayments of long-term debt amounting to approximately Skr 27.1 billion (12M11: Skr 37.6 billion) has been effectuated, during the twelve-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr 22.7 billion (12M11: Skr 36.5 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets, moving those assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 owing to the global financial crisis, and SEK assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held for trading or securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest.

The aforementioned reclassification of the fair value of assets, previously accounted for as held-for-trading securities, to the category “loans and receivables” occurred on October 1, 2008 with retroactive effect from July 1, 2008. During the first quarter of 2012 the remaining asset was sold. With respect to the period January 1 to December 31, 2012, total interest revenues of Skr 5.2 million were derived from these reclassified assets, for the same period in 2011 the amount was Skr 32.1 million.

Skr mn	December 31, 2012			December 31, 2011
Reclassified financial assets	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except loans	—	—	—	245.4	245.5

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. If SEK had not chosen the reclassification option, the effect reported in other comprehensive income would have been a positive effect of Skr 2.5 million for the period January 1 to December 31, 2012. For the same period in 2011, the reclassification would have affected other comprehensive income by a positive effect of Skr 29.0 million. With respect to the period January 1 to December 31, 2012, total interest revenues of Skr 22.0 million were derived from these reclassified assets, during the period January 1 to December 31, 2011, total interest revenues of Skr 90.9 million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 0.7 percent.

Skr mn	December 31, 2012			December 31, 2011
Reclassified financial assets	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except loans	—	—	—	1,130.7	1,128.2
Loans in the form of interest-bearing securities	766.9	850.7	850.7	1,019.8	1,019.8
Total	766.9	850.7	850.7	2,150.5	2,148.0

Note 8. Derivatives

	December 31, 2012			December 31, 2011
Derivatives by categories Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	6,528.0	6,868.6	150,547.6	6,169.6	7,226.2	143,469.3
Currency-related contracts	16,823.1	4,974.7	207,056.2	23,182.5	5,089.8	231,600.0
Equity-related contracts	2,228.0	3,234.5	40,363.3	1,952.9	8,747.5	58,498.7
Contracts related to commodities, credit risk, etc.	132.1	1,343.2	16,094.7	162.0	1,541.3	20,377.5
Total derivatives	25,711.2	16,421.0	414,061.8	31,467.0	22,604.8	453,945.5

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts (swaps, etc.). These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using an ISDA Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of instruments, internal valuation models, external valuation models, prices from external sources or prices from external parties or brokers for such instruments are used to calculate fair value. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. Where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. Where no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements.

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of December 31, 2012,  the nominal amount of credit default swap contracts classified as financial guarantees was Skr 9,233.1 million (Year-end 2011: Skr 15,371.7 million).

Note 9. S-System

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). In accordance with its assignment in an owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2011. The remuneration from the S-system to SEK in accordance with the owner’s instruction, which amounted to Skr 89.4 million (12M11: Skr 72.4 million), is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position.

CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for 2012 amounted to Skr 83.0 million (12M11: Skr 81.8 million), of which the net result for CIRR loans was Skr 128.4 million (12M11: Skr 123.7 million).

Statement of Comprehensive Income for the S-system Skr mn	Oct-Dec, 2012	Jul-Sep, 2012	Oct-Dec, 2011	Jan-Dec, 2012	Jan-Dec, 2011
Interest revenues	275.0	271.7	252.8	1,083.3	862.9
Interest expenses	-229.4	-233.7	-216.5	-913.6	-802.5
Net interest revenues	45.6	38.0	36.3	169.7	60.4
Interest compensation	0.7	—	2.0	0.7	92.4
Remuneration to SEK	-23.3	-21.9	-21.7	-89.4	-72.4
Foreign exchange effects	0.5	1.2	0.0	2.0	1.4
Reimbursement to (-) / from (+) the State	-23.5	-17.3	-16.6	-83.0	-81.8
Operating profit	0.0	0.0	0.0	0.0	0.0

Statement of Financial Position for the S-system (included in SEK’s statement of financial position) Skr mn	December 31, 2012	December 31, 2011
Cash and cash equivalents	6.6	20.1
Loans	39,499.1	34,226.9
Derivatives	11.6	4.6
Other assets	2,470.5	2,459.0
Total assets	41,987.8	36,710.6

Liabilities	39,821.3	34,591.8
Derivatives	2,166.5	2,118.8
Equity	—	—
Total liabilities and equity	41,987.8	36,710.6

Commitments
Committed undisbursed loans (see Note 11)	12,675.4	9,036.0
Binding offers (see Note 11)(1)	30,497.7	n.a.

(1) During 2012, SEK has changed its approach to providing offers. The revised method involves providing binding or non-binding offers. Binding offers are included in commitments.

Results under the S-System by type of loan CIRR loans

Skr mn	Oct-Dec, 2012	Jul-Sep, 2012	Oct-Dec, 2011	Jan-Dec, 2012	Jan-Dec, 2011
Net interest revenues	56.3	48.7	46.6	212.9	100.3
Interest compensation	0.7	—	2.0	0.7	92.3
Remuneration to SEK	-22.8	-21.3	-21.2	-87.2	-70.3
Foreign exchange effects	0.5	1.2	0.0	2.0	1.4
Total	34.7	28.6	27.4	128.4	123.7

Results under the S-System by type of loan Concessionary loans

Skr mn	Oct-Dec, 2012	Jul-Sep, 2012	Oct-Dec, 2011	Jan-Dec, 2012	Jan-Dec, 2011
Net interest revenues	-10.8	-10.7	-10.3	-43.2	-39.9
Interest compensation	—	—	—	—	—
Remuneration to SEK	-0.5	-0.6	-0.5	-2.2	-2.0
Foreign exchange effects	—	—	—	—	—
Total	-11.3	-11.3	-10.8	-45.4	-41.9

Note 10. Segment Reporting

In accordance with IFRS 8, SEK has the following two segments: direct customer financing and end customer financing. Direct customer financing concerns financing that SEK arranges directly to, or for the benefit of, Swedish exports companies. End customer financing refers to financing that SEK arranges for buyers of Swedish goods and services.

SEK’s management evaluates its business mainly on the basis of operating profit excluding some fair valuation effects. Evaluation of the segments profitability, accounting policies and allocations between segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated to an allocation formula, according to internal policies that management believes provide an equitable allocation to the segments.

Consolidated Statement of Comprehensive Income

	Oct-Dec, 2012
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	248.8	163.4	—	—	412.2
Net results of financial transactions	44.8	-25.2	—	—	19.6
Other operating income	—	—	1.0	—	1.0
Operating expenses	-66.0	-79.9	—	—	-145.9
Net credit losses	-16.3	-11.2	—	—	-27.5
Operating profit excl. unrealized changes in fair value	211.3	47.1	1.0	—	259.4
Unrealized changes in value	—	—	—	-25.3	-25.3
Operating profit	211.3	47.1	1.0	-25.3	234.1

Consolidated Statement of Comprehensive Income

	Jul-Sep, 2012
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	269.2	187.0	—	—	456.2
Net results of financial transactions	26.0	42.6	—	—	68.6
Other operating income	—	—	0.1	—	0.1
Operating expenses	-43.5	-73.2	—	—	-116.7
Net credit losses	9.3	22.7	—	—	32.0
Operating profit excl. unrealized changes in fair value	261.0	179.1	0.1	—	440.2
Unrealized changes in value	—	—	—	-343.6	-343.6
Operating profit	261.0	179.1	0.1	-343.6	96.6

Consolidated Statement of Comprehensive Income

	Oct-Dec, 2011
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	320.7	215.4	—	—	536.1
Net results of financial transactions	151.5	200.7	—	—	352.2
Other operating income	—	—	1.1	—	1.1
Operating expenses	-59.9	-80.2	—	—	-140.1
Net credit losses	-6.4	-3.0	—	—	-9.4
Operating profit excl. unrealized changes in fair value	405.9	332.9	1.1	—	739.9
Unrealized changes in value	—	—	—	-61.0	-61.0
Operating profit	405.9	332.9	1.1	-61.0	678.9

Consolidated Statement of Comprehensive Income

	Jan-Dec, 2012
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	1,098.7	781.4	—	—	1,880.1
Net results of financial transactions	169.6	150.9	—	—	320.5
Other operating income	—	—	19.9	—	19.9
Operating expenses	-220.0	-324.5	—	—	-544.5
Net credit losses	-13.1	-10.3	—	—	-23.4
Operating profit excl. unrealized changes in fair value	1,035.2	597.5	19.9	—	1,652.6
Unrealized changes in value	—	—	—	-828.2	-828.2
Operating profit	1,035.2	597.5	19.9	-828.2	824.4

Consolidated Statement of Comprehensive Income

	Jan-Dec, 2011
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	1,098.1	770.1	—	—	1,868.2
Net results of financial transactions	227.3	254.6	—	—	481.9
Other operating income	—	—	108.8	—	108.8
Operating expenses	-211.5	-288.9	—	—	-500.4
Net credit losses	-71.9	-39.0	—	—	-110.9
Operating profit excl. unrealized changes in fair value	1,042.0	696.8	108.8	—	1,847.6
Unrealized changes in value	—	—	—	41.5	41.5
Operating profit	1,042.0	696.8	108.8	41.5	1,889.1

Interest-bearing assets and Committed undisbursed loans

	December 31, 2012			December 31, 2011
Skr billion	Direct customer financing	End customer financing	Sum of segments	Direct customer financing	End customer financing	Sum of segments
Interest-bearing assets	115.5	160.6	276.1	127.5	147.5	275.0
Committed undisbursed loans	—	25.9	25.9	2.5	22.6	25.1

Reconciliation between sum of segments and the Consolidated Statement of Financial Position	December 31, 2012	December 31, 2011

Skr billion
Sum of segments	276.1	275.0
Cash and cash equivalents	2.3	3.7
Derivatives	25.7	31.5
Property, plant, equipment and intangible assets	0.2	0.1
Other assets	4.0	3.9
Prepaid expenses and accrued revenues	2.7	3.7
Other (1)	2.1	1.8
Total	313.1	319.7
Consolidated Statement of Financial Position	313.1	319.7

(1)The line item consists mainly of unrealized changes in value.

Note 11. Contingent Liabilities, Contingent Assets and Commitments

Contingent liabilities and commitments are disclosed in connection with the consolidated statements of financial position as of December 31, 2012. Contingent liabilities consist of liabilities related to previous loans made by Venantius AB amounting to Skr 1.1 million (Year-end 2011: 1.1 million). Commitments consist of committed undisbursed loans and binding offers. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed as of December 31, 2012. Of the Skr 25,915.1 million of committed undisbursed loans at December 31, 2012 (Year-end 2011: Skr 25,071.8 million), committed undisbursed loans under the S-system represented Skr 12,675.4 million (Year-end 2011: Skr 9,036.0 million). Such commitments under the S-system sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state (see Note 9).

As of December 31, 2012  the aggregate amount of outstanding offers amounted to Skr 59.5 billion, a decrease of 7.5 percent since year-end 2011 (Year-end 2011: Skr 64.3 billion). Skr 47.9 billion (Year-end 2011: Skr 57.6 billion) of outstanding offers derived from the S-system. During 2012, SEK has changed its approach to providing offers. The revised method means that either binding or non-binding offers are provided. Binding offers are included in commitments. Skr 33.8 billion of the outstanding offers are binding offers and Skr 25.7 billion are non-binding offers.

As of December 31, 2012, SEK had, under the security agreements for derivative contracts, made deposits amounting to Skr 2.5 billion (Year-end 2011: Skr 4.3 billion) (see Note 6).

Lehman Brothers Finance AG

On April 11, 2012, the Swiss company Lehman Brothers Finance AG. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (‘LBF’) filed a lawsuit against SEK in the Stockholm District Court.  LBF claims that SEK miscalculated the termination payment that was due to LBF when certain derivative transactions were terminated following the September 2008 bankruptcy of LBF’s parent company, Lehman Brothers Holding Inc.  LBF also claims that SEK was late in paying the amount that SEK calculated as being due.  In its lawsuit, LBF is seeking a payment of approximately US$37 million, plus default interest of approximately US$45 million through March 30, 2012, for a total of US$82 million. SEK filed a response with the Stockholm District Court on August 31, 2012, stating that it has already paid all amounts that were properly due to LBF.  A first hearing at the Stockholm District Court for the litigation will occur in April 2013.  SEK believes that LBF’s claims are without merit and intends to vigorously defend its position.

SEK does not believe it will suffer any significant losses related to the bankruptcy of Lehman Brothers, including the current lawsuit filing. No guarantees on the outcome of SEK’s dispute with LBF can be given.

Note 12. Capital Adequacy and Exposures

Capital Adequacy

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of December 31, 2012 was 23.1 percent (Year-end 2011: 22.5 percent) without taking into account the effects of currently applicable transitional rules (see below).

For further information on capital adequacy, risks and Basel II, see the Risk section of SEK’s Annual Report for 2011.

Capital base

	Consolidated Group		Parent Company
Skr mn	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Common Equity Tier-1 (1)	14,171	12,952	14,179	12,963
Additional Tier-1	2,281	2,423	2,281	2,423
Total Tier-1 capital	16,452	15,375	16,460	15,386
Tier-2 capital	49	n.a.	49	n.a.
Total capital base(2)	16,501	15,375	16,509	15,386

(1)According to SEK’s definition, Common Equity Tier-1 consists of Tier-1 capital excluding additional Tier-1 capital in the form of perpetual subordinated debt. The definition of what to be computed in Common Equity Tier-1 capital in future capital adequacy regulations has not yet been determined.

(2) Total capital base, including expected loss surplus in accordance with the IRB approach.

Capital base - Adjusting items

	Consolidated Group		Parent Company
Skr mn	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2012
Equity	3,990	3,990	3,990	3,990
Retained earnings	9,972	9,684	7,646	7,518
Other reserves	450	294	648	493
Total shareholders’ equity per accounting balance sheet	14,412	13,968	12,284	12,001
Equity-portions of untaxed reserves	—	—	2,136	1,979
Expected dividend	-213	-420	-213	-420
Other deduction	-21	-33	-21	-33
Intangible assets	-113	-88	-113	-88
100% of deficits in accordance with IRB-calculation	—	—	—	—
Total regulatory adjustments to accounting basis	-347	-541	1,789	1,438
Adjustments Available-for-sale securities	19	-2	19	-2
Adjustment own creadit spread	556	-154	556	-155
Adjustments cash flow hedges	-469	-319	-469	-319
Total prudential filters	106	-475	106	-476
Total Common Equity Tier 1 capital	14,171	12,952	14,179	12,963
Tier-1 eligible subordinated debt	2,281	2,423	2,281	2,423
Total Tier-1 capital	16,452	15,375	16,460	15,386

Tier-2-eligible subordinated debt	n.a.	n.a.	n.a.	n.a.
Deduction from Tier-2 capital	n.a.	n.a.	n.a.	n.a.
100 % of surplus in accordance with IRB-calculation	49	n.a.	49	n.a.
Total Tier-2 capital	49	—	49	—

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. The difference between recorded impairment and expected loss will adjust the capital base, by a reduction or addition, as the case might be. As of December 31, 2012 the addition to the capital base amounted to Skr 49 million. The amount increased Tier-2 capital. As of December 31, 2011, the deduction from the capital base amounted to Skr 0 million.

Capital Requirements in Accordance with Pillar 1

	Consolidated Group						Parent Company
	December 31, 2012			December 31, 2011			December 31, 2012			December 31, 2011
Skr mn	EAD(3)	Risk weighted amount	Required capital	EAD	Risk weighted amount	Required capital	EAD	Risk weighted amount	Required capital	EAD	Risk weighted amount	Required capital
Credit risk standardized method
Central governments	9,607	820	66	12,246	1,341	107	9,607	820	66	12,246	1,341	107
Government export credit agencies	138,987	315	25	112,361	178	14	138,987	315	25	112,361	178	14
Regional governments	23,510	—	—	19,002	—	—	23,510	—	—	19,002	—	—
Multilateral development banks	422	—	—	423	—	—	422	—	—	423	—	—
Householdexposures	1	1	0	1	1	0	—	—	—	—	—	—
Corporates	373	373	30	247	247	20	373	373	30	247	247	20
Total credit risk standardized method	172,900	1,509	121	144,280	1,767	141	172,899	1,508	121	144,279	1,766	141
Credit risk IRB method
Financial institutions (1)	76,789	19,612	1,569	86,188	22,335	1,787	76,775	19,609	1,569	86,138	22,325	1,786
Corporates	61,977	36,202	2,896	53,898	31,119	2,489	61,977	36,202	2,896	53,898	31,119	2,489
Securitization positions	10,021	8,254	660	16,115	5,807	465	10,021	8,254	660	16,115	5,807	465
Without counterparty	149	149	12	128	128	10	231	231	18	211	211	17
Total credit risk IRB method	148,936	64,217	5,137	156,329	59,389	4,751	149,004	64,296	5,143	156,362	59,462	4,757
Foreign exchange risks	n.a.	2,221	178	n.a.	2,486	199	n.a.	2,221	178	n.a.	2,486	199
Operational risk	n.a.	3,549	284	n.a.	4,799	384	n.a.	3,547	284	n.a.	4,767	381
Total Basel II	321,836	71,496	5,720	300,609	68,441	5,475	321,903	71,572	5,726	300,641	68,481	5,478

Basel I-based additional requirement(2)	n.a.	—	—	n.a.	—	—	n.a.	—	—	n.a.	—	—
Total Basel II incl. additional requirement	321,836	71,496	5,720	300,609	68,441	5,475	321,903	71,572	5,726	300,641	68,481	5,478

Total Basel I	n.a.	84,754	6,780	n.a.	81,146	6,492	n.a.	84,832	6,787	n.a.	81,217	6,497

(1)Of which counterparty risk in derivatives: EAD Skr 9,269 mn (Year-end 2011: 11,279 million), Risk weighted claims Skr 3,442 mn (Year-end 2011: 4,082 million) and Required capital Skr 275 mn (Year-end 2011: 327 million).

(2)The item “Basel I based additional requirements” is calculated in accordance with § 5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

(3)Exposure at Default shows the size of the outstanding exposure at default.

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however, exempted the company, until December 31, 2015, for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk.

Foreign exchange risk

Foreign exchange risk is calculated on reported values according to the so called two-step method. As of December 31, 2012 the method for calculating the exchange rate positions has been improved as to assets and liabilities related to unrealized change in fair-values. For comparability the previous periods of Financial Highlights have been re-calculated. The change has no material impact on the capital adequacy ratio.

Operational risks

Regulations include opportunities for companies to use different methods for calculating the capital requirement for operational risk. SEK is applying the standardized approach. Under the standardized approach the capital requirement for operational risk is based on the company’s operations being divided into business areas in accordance with capital adequacy regulations. The capital requirement for respective areas is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years. Operating income is calculated as the sum of the following items: interest and leasing income, interest and leasing costs, dividends received, commission income, commission expense, net profit from financial transactions and other operating income.

Transitional rules

 Since 2007, the capital requirement has primarily been calculated based on Basel II rules. The Swedish legislature has chosen not to immediately allow the full effect of the Basel II regulations if these rules result in a lower capital requirement than that calculated under the earlier, less risk-sensitive, Basel I rules. During the transition period of 2007-2009, the capital requirement was therefore calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement — reduced to 95 percent in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II rules, the capital requirement under the abovementioned Basel I-based rules has constituted the minimum capital requirement. In 2009 the Swedish legislature decided to extend the transitional rules until the end of 2011. In 2012 the legislature has determined to further extend the transitional rules until the end of 2013. For 2012, therefore, the capital requirement will continue to correspond to the highest capital requirement under the Basel II rules and 80 percent of the capital requirement under Basel I rules

Capital Adequacy Analysis (Pillar 1)

	Consolidated Group				Parent Company
	December 31, 2012		December 31, 2011		December 31, 2012		December 31, 2011
	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement
Total capital adequacy	23.1%	23.1%	22.5%	22.5%	23.1%	23.1%	22.5%	22.5%
of which related to Common Equity Tier-1 capital	19.8%	19.8%	18.9%	18.9%	19.8%	19.8%	18.9%	18.9%
of which related to Tier-1 capital	23.0%	23.0%	22.5%	22.5%	23.0%	23.0%	22.5%	22.5%
of which related to Tier-2 capital	0.1%	0.1%	n.a.	n.a.	0.1%	0.1%	n.a.	n.a.
Capital adequacy quota (total capital base/total required capital)	2.89	2.89	2.81	2.81	2.88	2.88	2.81	2.81

Net Exposures

Total net exposures

	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Skr billion	December 31, 2012		December 31, 2011		December 31, 2012		December 31, 2011		December 31, 2012		December 31, 2011
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	9.8	2.8	13.0	4.1	9.0	3.3	11.5	4.2	0.8	1.1	1.5	3.8
Government export credit agencies(1)	162.0	46.8	123.1	39.3	107.0	38.7	101.7	37.0	55.0	78.1	21.4	54.9
Regional governments	23.6	6.8	19.1	6.1	23.4	8.5	18.8	6.9	0.2	0.3	0.3	0.8
Multilateral development banks	0.4	0.1	0.4	0.1	0.4	0.1	0.4	0.1	—	0.0	—	—
Financial institutions	77.2	22.3	86.5	27.6	66.3	24.0	74.0	26.9	10.9	15.5	12.5	32.0
Corporates	63.6	18.3	55.4	17.7	60.1	21.8	52.1	19.0	3.5	5.0	3.3	8.5
Securitization positions	10.0	2.9	16.1	5.1	10.0	3.6	16.1	5.9	—	0.0	—	—
Total	346.6	100.0	313.6	100.0	276.2	100.0	274.6	100.0	70.4	100.0	39.0	100.0

(1)During 2012, SEK has changed its approach to providing offers. The revised method involves providing binding or non-binding offers. Binding offers are included in commitments and in SEK’s total net exposures. The increase in net exposures to Government export credit agencies is mainly due to the revised method.

Net exposure European countries, excluding the Nordic countries

Skr billion	December 31, 2012	December 31, 2011
Great Britain	15.6	22.0
Germany	13.8	13.7
The Netherlands	9.5	8.1
France	7.0	11.4
Spain	3.1	3.3
Poland	3.0	3.1
Irland	2.9	4.3
Luxembourg	2.7	0.5
Austria	1.5	0.5
Italy	0.7	0.9
Portugal	0.5	0.8
Switzerland	0.4	3.3
Belgium	0.3	1.8
Greece	—	—
Other countries	1.8	1.0
Total	62.8	74.7

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 7.2 billion at December 31, 2012 (Year-end 2011: Skr 9.3 billion). Gross exposures to counterparties in Greece amounted to Skr 0.1 billion as of December 31, 2012 (Year-end 2011: -). The gross exposure is guaranteed in full by other parties.

Asset-backed securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and their current rating. Ratings in the table as of December 31, 2012 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. All of these assets represent senior tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

	December 31, 2012
Net exposures Skr mn Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)	Total	... of which rated ‘AAA’	... of which rated ‘AA+’		... of which rated ‘AA’		... of which rated ‘AA-’		... of which rated ‘A+’		... of which rated ‘A’		... of which rated ‘A-’		... of which rated ‘BBB+’		... of which rated ‘BBB-’		... of which rated ‘BB’		... of which rated ‘B+’		... of which CDO rated ‘CCC’
Australia	2,555	—	—	—	—	—	2,555	2,555	—		—		—		—		—		—		—		—		—		—		—
Germany	—	26	66	—	—	—	92	26	66	(3)	—		—		—		—		—		—		—		—		—		—
Ireland	815	—	—	—	—	1,408	2,223	1,408	—		—		—		—		—		—		—		379	(3)	258	(3)	178	(3)	—
Netherlands	652	—	—	—	—	—	652	652	—		—		—		—		—		—		—		—		—		—		—
Portugal	315	—	—	—	—	—	315	—	—		—		—		—		—		156	(3)	—		159	(3)	—		—		—
Spain	819	28	—	23	—	131	1,001	—	—		—		28	(3)	57	(3)	225	(3)	97	(3)	393	(3)	—		201	(3)	—		—
United Kingdom	598	—	—	—	—	17	615	437	—		161	(3)	17	(3)	—		—		—		—		—		—		—		—
United States	—	—	—	—	133	1,978	2,111	1,978	—		—		—		—		—		—		—		—		—		—		133	(4)
Total	5,754	54	66	23	133	3,534	9,564	7,056	66		161		45		57		225		253		393		538		459		178		133

(1) Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3) Of these assets amounting to Skr 2,375 million, still Skr 244 million have the highest-possible rating from at least one of the rating institutions.

(4) These assets consist of two CDOs (senior tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded significantly during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the significant rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amounted to Skr 462 million in total as of December 31, 2012.

	December 31, 2011
Net exposures Skr mn Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)		Total	... of which rated ‘AAA’	... of which rated ‘AA+’		... of which rated ‘AA’		... of which rated ‘AA-’		... of which rated ‘A+’		... of which rated ‘A’		... of which rated ‘BBB+’		... of which rated ‘BBB’		... of which rated ‘BBB-’		... of which rated ‘BB’		... of which CDO rated ‘CCC’
Australia	3,550	—	—	—	—	—		3,550	3,550	—		—		—		—		—		—		—		—		—		—
Belgium	760	—	—	—	—	—		760	760	—		—		—		—		—		—		—		—		—		—
France	—	24	—	—	—	—		24	24	—		—		—		—		—		—		—		—		—		—
Germany	—	102	70	—	—	—		172	102	70	(4)	—		—		—		—		—		—		—		—		—
Ireland	920	—	—	—	—	1,465	(3)	2,385	1,465	—		—		45	(4)	—		—		592	(4)	283	(4)	—		—		—
Netherlands	834	—	—	—	—	—		834	834	—		—		—		—		—		—		—		—		—		—
Portugal	351	—	—	—	—	—		351	—	—		—		—		—		171	(4)	—		—		180	(4)	—		—
Spain	962	65	—	66	—	209		1,302	452	50	(4)	16	(4)	496	(4)	44	(4)	24	(4)	—		—		—		220	(4)	—
United Kingdom	3,246	—	—	—	—	57		3,303	3,044	—		259	(4)	—		—		—		—		—		—		—		—
United States	—	—	—	—	151	2 790		2,941	2,132	658	(4)	—		—		—		—		—		—		—		—		151	(5)
Total	10,623	191	70	66	151	4,521		15,622	12,363	778		275		541		44		195		592		283		180		220		151

(1) Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3) In the fourth quarter of 2011 SEK decided not to take account of a credit derivative to cover the risk of an Irish CLO amounting to Skr 1,465 million as of 31 December 2011. The issuer of this credit derivative has a lower rating than the underlying CLO, which is rated ‘AAA’.

(4) Of these assets amounting to Skr 3,108 million, still Skr 1,535 million have the highest-possible rating from at least one of the rating institutions.

(5) These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2011, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amounted to Skr 491 million in total as of December 31, 2011.

Note 13. Transactions with Related Parties

Transactions with related parties are described in Note 28 in SEK’s Annual Report for 2011. No material changes have taken place in relations or transactions with related parties compared to the descriptions in the Annual Report for 2011. SEK has invested in treasury bills issued by the Swedish National Debt Office during the second quarter of 2012. The holding amounted to Skr 3,452.6 million as of December 31, 2012 (Year-end 2011: Skr 1,995.3 million).

Note 14.  Events After the Reporting Period

 No events with significant impact on the information in the report have occurred after the reporting period’s end.

This Year-end report has not been subject to review by the Company’s auditors.

The Board of Directors and the President confirm that this Year-end Report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, February 1, 2013

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Annual General Meeting

The Annual General Meeting will be held on April 23, 2013

Annual Report

The Company’s Annual Report is expected to be available at SEK’s web-site www.sek.se as of February 22, 2013.

SEK has established the following expected dates for publishing of financial information and other related matters:

April 23, 2013 Interim Report for the period January 1 — March 31, 2013

July 19, 2013 Interim Report for the period April 1, 2012 — 30 June, 2013

October 22, 2013 Interim Report for the period July 1, 2012 — 30 September, 2013

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on February 1, 2013 13:00 (CET).

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2011, is available at www.sek.se.